Ares Commercial Real Estate Corporation
245 Park Avenue, 42nd Floor
New York, NY 10167

August 24, 2016

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attention:                                         Tom Kluck, Legal Branch Chief
Bryan Hough, Staff Attorney

Re:                        Ares Commercial Real Estate Corporation (File No. 333-211847)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Company”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 filed on June 6, 2016 (as amended, the “Registration Statement”) be accelerated so that the same may become effective at 1:00 pm (Washington D.C. time) on August 29, 2016 or as soon as practicable thereafter.

In connection with this acceleration request, the Company acknowledges that:

(a)                                 should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporate Finance (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)                                 the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)                                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that the staff notify us of the effectiveness of the Registration Statement by telephone call to Monica Shilling of Proskauer Rose LLP at (310) 284-4544.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Ms. Shilling via e-mail at mshilling@proskauer.com and via mail at Proskauer Rose LLP, 2049 Century Park East, Suite 3200, Los Angeles, California 90067-3206.

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Sincerely,

ARES COMMERCIAL REAL ESTATE CORPORATION

/s/ Anton Feingold
Name: Anton Feingold
Title: Vice President and Secretary

cc: Monica J. Shilling, Proskauer Rose LLP

[Signature Page to Acceleration Request]